SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St James’s Square	Level 33, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1	6 June 2017	Rio Tinto and Minmetals agree to look at exploration collaboration

99.2	6 June 2017	Rio Tinto to reduce gross debt by $781 million through cash tender offers

99.3	8 June 2017	Rio Tinto signs training partnership MoU with China’s SASAC

99.4	23 June 2017	Coal & Allied Industries Limited

99.5	23 June 2017	Rio Tinto successfully completes $2.5 billion gross debt reduction

99.6	26 June 2017	Board changes

99.7	26 June 2017	Rio Tinto confirms Yancoal as the preferred buyer of its coal assets in Australia given high level of completion certainty and a further improved offer of $2.69 billion

99.8	29 June 2017	Coal & Allied Industries Limited proposed divestment: results of general meetings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc

Rio Tinto Limited
(Registrant)	(Registrant)

By /s/ Steve Allen	By /s/ Steve Allen
Name Steve Allen	Name Steve Allen
Title Company Secretary	Title Joint Company Secretary

Date 3 July 2017	3 July 2017